SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of March of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 19, 2008
Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
Street address:
Calle 50 and Aquilino de la Guardia
Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 14, 2008

Dear Common Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders (the “Annual Meeting”) of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) to be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, on Tuesday, April 15, 2008, at 9:30 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2007 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2008 (Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock), each to serve a three-year term (Proposal 3); and

(4)	to transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

Proposal 1, Proposal 2 and Proposal 3 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s 2007 Annual Report which includes its financial statements for the fiscal year ended December 31, 2007 may be obtained by writing to Mr. Jaime Celorio at the Bank, Calle 50 and Aquilino de la Guardia, P. O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor Relations section of the Bank’s website at www.bladex.com.

To ensure that you are properly represented at the Annual Meeting as a stockholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of the proxy card you sent.

The Board of Directors of the Bank (the “Board”) requests that you to vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Tuesday, April 15, 2008.

Sincerely,

Ricardo Manuel Arango
Secretary

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 15, 2008

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Exportaciones, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2008 Annual Meeting of Stockholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 9:30 a.m. (Panama time), on Tuesday, April 15, 2008. The Annual Meeting will be held for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2007 (Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2008 (Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board of Directors of the Bank (the “Board”), each to serve a three-year term; and

(4)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 11, 2008 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting scheduled to be held on Tuesday, April 15, 2008 at  9:30 a.m. (Panama time), then a second meeting will be held at 9:30 a.m. (Panama time) on Wednesday, April 16, 2008 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

Stockholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. If stockholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the mechanisms for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 14, 2008

IT IS IMPORTANT THAT ALL STOCKHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

PROXY STATEMENT
FOR THE 2008 ANNUAL MEETING
OF STOCKHOLDERS
TO BE HELD ON APRIL 15, 2008

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2008 annual meeting of stockholders (the “Annual Meeting”) to be held on Tuesday, April 15, 2008 at the Panama Marriott Hotel, Calle 52 and Ricardo Arias, Panama City, Republic of Panama, at 9:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

(1)	to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2007 (See Proposal 1);

(2)	to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2008 (See Proposal 2);

(3)
to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term; and

(4)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all stockholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board has nominated and recommends that all holders of the class E shares vote FOR Mario Covo as a director to represent the holders of the class E shares.

This Proxy Statement is being mailed to stockholders entitled to vote at the Annual Meeting on or about March 14, 2008. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Annual Meeting will not automatically revoke that stockholder’s proxy. Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited financial statements for the fiscal year ended December 31, 2007; (2) FOR Proposal 2 to appoint Deloitte as the Bank’s independent auditors for the fiscal year ending December 31, 2008; (3) FOR Proposal 3 to elect two directors to represent the holders of the class A shares in the proxy holders’ discretion, and to elect Mario Covo as a director to represent the holders of the class E shares of the Bank’s common stock; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

Any stockholder that shares an address with another stockholder may receive only one set of proxy materials unless that stockholder has provided contrary instructions. If such a stockholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P. O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such a stockholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $8,000, plus out-of-pocket expenses.

Voting

The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the stockholders of each class have a number of votes equal to the number of shares of such class held by each stockholder, multiplied by the number of directors to be elected by such class. A stockholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the stockholder may decide. Stockholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

The record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board as the close of business on March 11, 2008. As of December 31, 2007, there were an aggregate of 36,370,148.79 shares of all classes of the Bank’s common stock issued and outstanding. Set forth below are the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2007:

Class of Shares of Common Stock	Number of Shares Outstanding as of December 31, 2007
A	6,342,189.16
B	2,660,846.63
E	27,367,113.00
Total	36,370,148.79

As of December 31, 2007, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 9.9% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s stockholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, at December 31, 2007:

	At December 31, 2007
Class A	Number of Shares	% of Class	% of Total
Banco de la Nación Argentina	1,045,348.00	16.5	2.9
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
Banco do Brasil [1]	974,551.00	15.4	2.7
SBS Quadra 1 - Bloco A
CEP 70.0070-100
Brasilia, Brazil
Banco de Comercio Exterior de Colombia	488,547.00	7.7	1.3
Edif. Centro de Comercio Internacional
Calle 28 No.13A-15
Bogotá, Colombia
Banco de la Nación (Perú)	446,556.00	7.0	1.2
Ave. Republica de Panamá 3664
San Isidro, Lima, Perú
Banco Central del Paraguay	434,658.00	6.9	1.2
Federación Rusa y Sargento Marecos
Asunción, Paraguay
Banco Central del Ecuador	431,217.00	6.8	1.2
Ave. Amazonas entre Juan Pablo Sanz y
Atahualpa
Quito, Ecuador
Banco del Estado de Chile	323,412.75	5.1	0.9
Ave. Libertador Bernardo O'Higgins 1111
Santiago, Chile
Sub-Total shares of Class A Common Stock	4,144,289.75	65.4	11.4

Total shares of Class A Common Stock	6,342,189.16	100.0	17.4

Class B	Number of Shares	% of Class	% of Total
Banco de la Provincia de Buenos Aires	884,460.98	33.2	2.4
San Martin 137
C1004AAC Buenos Aires, Argentina
Banco de la Nación Argentina	295,944.50	11.1	0.8
Bartolomé Mitre 326
1036 Buenos Aires, Argentina
The Korea Exchange Bank	147,172.50	5.5	0.4
181, Euljiro 2GA
Jungu, Seoul, Korea
Sub-Total shares of Class B Common Stock	1,327,577.98	49.8	3.6

Total shares of Class B Common Stock	2,660,846.63	100.0	7.3

Class E [2]	Number of Shares	% of Class	% of Total
Oppenheimer Funds Inc	3,588,615.00	13.1	9.9
6803 South Tucson Way
Centennial, Colorado 80112-3924
Brandes Investment Partners, L.P.	3,403,361.00	12.4	9.4
11988 El Camino Real, Suite 500
San Diego, California 92130
Arnhold and S. Bleichroeder Advisers, LLC	2,480,070.00	9.1	6.8
1345 Avenue of the Americas
New York, New York 10105 - 4300
Mondrian Investment Partners Ltd	1,862,300.00	6.8	5.1
5th Floor, 10 Gresham Street
London, EC2V 7JD
Sub-Total shares of Class E Common Stock	11,334,346.00	41.4	31.2

Total shares of Class E Common Stock	27,367,113.00	100.0	75.2

Total shares of Common Stock	36,370,148.79		100.0

[1]	Does not include an aggregate of 2,341 class E shares corresponding to Mr. José Maria Rabelo’s entitlement under the Board Restricted Stock Plan issued to his employer, Banco do Brasil.
[2]	Source: Schedule 13F filings with the U.S. Securities and Exchange Commission dated December 31, 2007.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Tuesday, April 15, 2008 at 9:30 a.m. (Panama time), then a second meeting will be held at 9:30 a.m. (Panama time) on Wednesday, April 16, 2008 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

APPROVAL OF THE BANK’S
AUDITED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

(PROPOSAL 1)

The Bank’s audited financial statements for the fiscal year ended December 31, 2007, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and were audited by the Bank’s independent auditors, Deloitte, in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”). At the Annual Meeting, the stockholders will vote to approve the Bank’s annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s stockholders, officers of the Bank will be available to answer any questions that may be posed by stockholders of the Bank attending the Annual Meeting regarding the Bank’s financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2007.

APPOINTMENT OF INDEPENDENT AUDITORS

(PROPOSAL 2)

The Board recommends that the stockholders appoint Deloitte as independent auditors for the Bank for the fiscal year ending December 31, 2008. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPOINTMENT OF DELOITTE AS INDEPENDENT AUDITORS OF THE BANK FOR THE FISCAL
YEAR ENDING DECEMBER 31, 2008.

ELECTION OF DIRECTORS

(PROPOSAL 3)

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock.

Except for the Bank’s Chief Executive Officer, Mr. Jaime Rivera, all the members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the rules of the New York Stock Exchange (the “NYSE”), and Agreement No. 04-2001 of the Superintendency of Banks of the Republic of Panama (the “Superintendency of Banks”). Information regarding the independence determination of directors is included on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Members of the Board are elected at annual meetings of stockholders of the Bank, and each director serves a term of three years. Directors can be re-elected once or multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a stockholder of each class has a number of votes equal to the number of shares of such class held by the stockholder multiplied by the number of directors to be elected by such class, and the stockholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the stockholder may decide. Stockholders also have cumulative voting rights in the election of directors who represent all classes of shares of the Bank’s common stock.

At the Annual Meeting, common stockholders will be asked to elect three directors (two directors to represent the holders of the class A shares of the Bank’s common stock and one director to represent the holders of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term. The votes of the holders of each of the class A shares and the class E shares will be counted separately as a class for the purpose of electing the directors to represent the holders of the class A and class E shares, respectively.

As of the date hereof, Banco de Mexico, a holder of class A shares, has nominated Guillermo Güémez García for re-election as a director to represent the holders of the class A shares of the Bank’s common stock and the Board has nominated Mario Covo for re-election as a director to represent the holders of the class E shares of the Bank’s common stock. Other qualified candidates for the directorships representing the holders of the class A shares will be nominated at the Annual Meeting by the holders of such class A shares.

One Director Nominated for Re-election to Represent Holders of Class A Shares

Banco de Mexico, as a holder of class A shares, has nominated Guillermo Güémez García for re-election as a director to represent the holders of the class A shares of the Bank’s common stock and has requested that this nomination be included in this Proxy Statement. The Bank’s Nomination and Compensation Committee, in fulfillment of its duties and responsibilities, reviewed the qualifications of the candidate, including his education, experience and character, as well as the Bank’s needs, and concluded that Guillermo Güémez García meets all the qualifications and requirements to be re-elected as a director to represent the holders of the class A shares of the Bank’s common stock and, therefore, recommended to the Board to include his nomination by Banco de Mexico in this Proxy Statement. After reviewing the request of Banco de Mexico, and upon the recommendation of the Bank’s Nomination and Compensation Committee, the Board authorized the inclusion of the nomination by Banco de Mexico of Guillermo Güémez García for re-election as a director to represent the holders of the class A shares of the Bank’s common stock and requests the holders of the class A shares of the Bank’s common stock to consider this nomination.

Guillermo Güémez García has served as Deputy Governor of Banco de Mexico since 1995 and served as a Board Member of the National Insurance Commission and Casa de Moneda de Mexico since 1995. He served as President of the Executive Committee in Grupo Azucarero Mexico and Vice Chairman of Grupo de Embotelladoras Unidas, S.A. de C. V. from 1993 to 1994. Mr. Güémez served as Co-Chairman of the North American Committee, Board Member of Home Mart, S.A. de C.V. and Vice Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. from 1986 to 1994. Mr. Güémez served on the Mexican Business Coordinating Council for the North American Free Trade Agreement (“NAFTA”) in the capacity of Executive Director from 1991 to 1993. He was employed by Banco Nacional de Mexico (Banamex) in various capacities from 1974 to 1991, including Manager for Foreign Currency Funding and International Credits from 1974 to 1978, Representative in London from 1979 to 1981, Executive Vice President of International Treasury and Foreign Exchange, Exchange Controls and Ficorca from 1982 to 1986, and Executive Vice President for International Products. He also was the founder and President of Euromex Casa de Cambio and Euroamerican Capital Corporation from 1986 to 1990. He has also served as a Board Member of the Institute of International Finance and Board Member and Chairman of the Executive Committee of the International Mexican Bank Ltd. Prior to that he was employed by Bank of America in Mexico as Assistant Representative.

One Director Nominated for Re-election to Represent Holders of Class E Shares

 With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Mario Covo for re-election as a director to represent the holders of the class E shares of the Bank’s common stock.

Mario Covo is a founding partner of Finaccess International, Inc. and has been Managing Partner of Helios Advisors in New York since 2000. He also is one of the founders of Columbus Advisors, where he worked from 1995 to 1999. Mr. Covo was previously at Merrill Lynch, where he was Head of Emerging Markets-Capital Markets from 1989 to 1995.  Prior to working at Merrill Lynch, he was employed by Bankers Trust Company  of  New York as Vice President in the Latin American Merchant Banking  Group  from  1985  to  1989,  focusing  on  corporate  finance and debt-for-equity  swaps.   Prior to that Mr. Covo was employed  as  an International  Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF
CLASS E SHARES VOTE FOR THE RE-ELECTION OF MARIO COVO AS A CLASS E
DIRECTOR OF THE BANK.

INFORMATION AS TO THE BOARD, COMMITTEES,
ADVISORY COUNCIL AND NON-EXECUTIVE AND EXECUTIVE OFFICERS

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2008 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Term Expires	Age
CLASS A
José Maria Rabelo Vice President of International Wholesale Business Banco do Brasil Brazil	Brazil	Director	2010	52

CLASS E
Will C. Wood Principal Kentwood Associates U.S.A.	U.S.A.	Director	2009	68

Maria da Graça França	Brazil	Director	2010	59

Herminio Blanco	Mexico	Director	2010	57
Chief Executive Officer Soluciones Estrategicas Consultoria Mexico

William Hayes	U.S.A.	Director	2010	64
President Wellstone Global Finance, LLC U.S.A.

ALL CLASSES
Gonzalo Menéndez Duque	Chile	Director	2009	59
Director Banco de Chile Chile

Jaime Rivera	Guatemala	Director	2009	54
Chief Executive Officer Banco Latinoamericano de Exportaciones, S.A. Panama

José Maria Rabelo has served as Vice President of International and Wholesale Business of Banco do Brasil, since July 2005. He has been employed by Banco do Brasil in various capacities since 1996, holding the positions of Director of Foreign Trade from 2004 to 2005, General Manager of the Operational Assets Restructuring Unit from 2003 to 2004, Executive Superintendent of the Credit Unit from 1999 to 2000, Executive Superintendent of the Sao Paulo Business Unit from 1998 to 1999, Executive Manager of the Credit Function Unit in 1997, Executive Manager of the Distribution Unit from 1996 to 1997, and Superintendent of the Rio Grande do Norte State Unit in 1996. Mr. Rabelo was Commercial Director of Aliança do Brasil Insurance Company from 2000 to 2002.

Will C. Wood has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. He is a trustee of the Dodge & Cox mutual funds. He was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo. Mr. Wood also was a Director of the Bankers’ Association for Foreign Trade and PEFCO, a privately owned export finance company. He was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. Mr. Wood previously worked for Citibank in La Paz, Bolivia, Lima, Peru and Rio de Janeiro and Sao Paulo, Brazil, and began his career with Citibank’s Overseas Division in New York in 1964.

Maria da Graça França has served as Director of Internal Control of Banco do Brasil, from 2006 to 2007. She also has been employed by Banco do Brasil in various other capacities since 1971, including Head of North America and General Manager of Banco do Brasil, New York branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984.

Herminio A. Blanco has served as Chief Executive Officer of Soluciones Estrategicas Consultoria, Mexico City, since 2002, business consultant to some of the leading corporations in the world, advisor to the Inter-American Development Bank, advisor to national governments on trade negotiations, member of the International Advisory Committee of Mitsubishi Corporation and member of the Trilateral Commission since 2000. He was Secretary of Trade and Industry of Mexico, Chairman of the National Council for Deregulation of Mexico, Chairman of the Advisory Council for Trade Negotiations of Mexico, Chairman of the Board of Exportadora de Sal, S.A., Chairman of the Board of Fideicomiso de Fomento Minero and Vice Chairman of the Board of Banco Nacional de Comercio Exterior, in Mexico from 1994 to 2000. Mr. Blanco was Under Secretary for International Trade and Negotiations of the Ministry of Trade and Industry of Mexico from 1993 to 1994 and from 1988 to 1990. From 1990 to 1993, he was Mexico’s Chief Negotiator of NAFTA. Mr. Blanco was one of the three members of Council of Economic Advisors to the President of Mexico from 1985 to 1988. He was Assistant Professor of Economics at Rice University, Houston, Texas from 1980 to 1985. Mr. Blanco was senior advisor to the Finance Minister of Mexico from 1978 to 1980.

William Dick Hayes has served as President of Whaleco, Inc., New York, President of Wellstone Global Finance, LLC, San Francisco, California and Connecticut, and Managing Director and charter member of the Board of Directors and the Investment Committee of WestLB-Tricon Forfaiting Fund Limited, Bermudas since 1999. He served as Managing Director-Emerging Markets and in various other capacities for West Merchant Bank and Chartered WestLB from 1987 to 1999. Mr. Hayes served as Senior Vice President- Trading for Libra Bank Limited, New York Agency from 1986 to 1987, Principal of W.D. Hayes and Associates, California from 1984 to 1986, and in various capacities for Wells Fargo Bank, N.A., San Francisco, California from 1969 to 1984.

Gonzalo Menéndez Duque is a senior director of the Luksic companies in Chile and serves as a director of the following Luksic group holding companies: Banco de Chile since 2001, Holdings Quiñenco since 1996, and Antofagasta PLC since 1985. In addition, he serves as President of the following Luksic group companies: Banchile Corredores de Bolsa, S.A. since 2007 and Inversiones Vita since 2000. Previously, Mr. Menéndez Duque served as a director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Antofagasta Group, and Banchile Administradora General de Fondos.

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.

Information as to Non-Executive Officers of the Board (Dignatarios)

The following table sets forth the names, countries of citizenship and ages of the Bank’s non-executive officers (dignatarios) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age

Gonzalo Menéndez Duque Director Banco de Chile, Chile	Chile	Chairman of the Board	59

Maria da Graça França	Brazil	Treasurer	59

Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	47

Meetings of the Board of Directors and Committees

The Board conducts its business through meetings of the Board and through its committees. During the fiscal year ended December 31, 2007, the Board held eleven meetings. Each director attended an average of 98% of the total number of Board meetings held during the fiscal year ended December 31, 2007. Each director also attended the prior year’s annual meeting.

The following table sets forth the five committees established by the Board, the current number of members of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2007:

Committee	Number of members	Total number of meetings held
Audit and Compliance Committee	4	10
Credit Policy and Risk Assessment Committee	5	5
Assets and Liabilities Committee	5	12
Nomination and Compensation Committee	4	5
Business Committee	5	0

Audit and Compliance Committee

The Audit and Compliance Committee is a standing Committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Will C. Wood (Chairman of the Committee), Gonzalo Menéndez Duque, Santiago Perdomo Maldonado and Maria da Graça França.

The Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks. In addition, at least one of the members of the committee is a “financial expert,” as defined in the rules enacted by the SEC under the Sarbanes-Oxley Act of 2002. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics.

The Audit and Compliance Committee meets at least six times a year, as required by the Superintendency of Banks, or more often if the circumstances so require. During the fiscal year ended December 31, 2007, the Audit and Compliance Committee met ten times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and such independent auditors. The Bank’s independent auditors are required to report directly to the Audit and Compliance Committee.

The Audit and Compliance Committee pre-approved all audit and non-audit services.

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte and KPMG, the Bank’s previous auditors, for each of the last two fiscal years:

	2007-Deloitte	2006-KPMG
Audit Fees	$426,495	$471,693
Audit-Related Fees	-	-
Tax Fees	-	$37,500
All Other Fees	$39,509	$22,485
Total	$466,004	$531,678

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the Committee’s performance.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Credit Policy and Risk Assessment Committee

The Credit Policy and Risk Assessment Committee is a standing committee of the Board. No member of the Credit Policy and Risk Assessment Committee can be an employee of the Bank. The Board has determined that all members of the Credit Policy and Risk Assessment Committee are independent. The current members of the Credit Policy and Risk Assessment Committee are Guillermo Güémez García (Chairman), Gonzalo Menéndez Duque, Will C. Wood, Herminio Blanco and José Maria Rabelo.

The Credit Policy and Risk Assessment Committee is in charge of reviewing and recommending to the Board all credit policies and procedures related to the management of the Bank’s risks. It also reviews the quality and profile of the Bank’s credit facilities and the risk levels that the Bank is willing to assume. The committee’s responsibilities also include, among others, the review of operational and legal risks, the presentation for Board approval of country limits and limits exceeding delegated authority, and the approval of exemptions to credit policies.

The committee performs its duties through the review of periodic reports from Risk Management, and by way of its interaction with the Chief Risk Officer and other members of the Bank’s management team. The committee meets at least four times per year. During the fiscal period ended December 31, 2007, the committee held five meetings.

The Credit Policy and Risk Assessment Committee Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Assets and Liabilities Committee

The Assets and Liabilities Committee is a standing committee of the Board. No member of the Assets and Liabilities Committee can be an employee of the Bank. The Board has determined that all members of the Assets and Liabilities Committee are independent directors. The current members of the Assets and Liabilities Committee are Mario Covo (Chairman), Herminio Blanco, Guillermo Güémez García, William Hayes and José Maria Rabelo.

The Assets and Liabilities Committee is responsible for reviewing and recommending to the Board all policies and procedures related to the Bank’s management of assets and liabilities to meet profitability, liquidity, and market risk control objectives. As part of its responsibilities, the committee reviews and recommends to the Board, among others, policies related to the Bank’s funding, interest rate and liquidity gaps, investment of liquidity, securities investments, derivative positions, funding strategies, and market risk.

The Assets and Liabilities Committee carries out its duties by reviewing periodic reports that it receives from management, and by way of its interaction with the Executive Vice President-Senior Managing Director, Treasury & Capital Markets and other members of the Bank’s management team. The committee meets at least four times per year. During the fiscal year ended December 31, 2007, the committee held twelve meetings.

The Assets and Liabilities Committee Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act 2002, Section 303A of the rules of the NYSE, and Agreement No. 04-2001 of the Superintendency of Banks. The current members of the Nomination and Compensation Committee are Maria da Graça França (Chairman), Mario Covo, Santiago Perdomo Maldonado and William Hayes.

The committee meets at least four times per year. During the fiscal year ended December 31, 2007, the committee held five meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of stockholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and other executive officers and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by stockholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by stockholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Stockholders can mail any such recommendations and an explanation of the qualifications of such candidates to the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Mr. Rivera is the only executive officer that serves as a member of the Board. None of the Bank’s executive officers serves as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Business Committee

The Business Committee is a standing committee of the Board that was established in February 2008. The Board has determined that all members of the Business Committee are independent directors. The current members of the Business Committee are William Hayes (Chairman), Gonzalo Menéndez Duque, Mario Covo, Herminio Blanco and José Maria Rabelo.

The Business Committee’s primary responsibility is to support management with ideas and to provide follow-up on the business directives of the Board. It’s main objective will always be to improve the Bank’s efficiency in the management of the different business units.

The Committee will meet at least four times per year.

The Business Committee Charter, once approved in its final form by the Board, will be found on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance.

Advisory Council

The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank’s Articles of Incorporation. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees for services rendered by the Advisory Council during 2007 amounted to $15,000. During the fiscal year ended December 31, 2007, the Advisory Council met once. The Advisory Council meets when convened by the Board.

The following table sets forth the names, positions, countries of citizenship and ages of the members of the Advisory Council of the Bank.

Name	Position	Country of Citizenship	Age
Roberto Teixeira da Costa	Board Member, Sul America, S.A.	Brazil	73

Carlos Martabit	General Manager, Finance Division, Banco del Estado de Chile	Chile	54

Alberto Motta, Jr	President, Inversiones Bahía Ltd.	Panama	61

Enrique Cornejo	Secretary, Ministry of Housing, Construction and Sanitation, Peru	Peru	51

Executive Officers

Set forth below are the executive officers of the Bank.

Name	Position	Country of Citizenship	Age
Jaime Rivera	Chief Executive Officer	Guatemala	54

Rubens V. Amaral Jr	Executive Vice President, Chief Commercial Officer	Brazil	48

Gregory D. Testerman	Executive Vice President, Senior Managing Director, Treasury & Capital Markets	United States	45

Miguel Moreno	Executive Vice President, Chief Operating Officer	Colombia	54

Miguel A. Kerbes	Senior Vice President, Chief Risk Officer	Uruguay	48

Bismark E. Rodríguez	Senior Vice President, Controller	Venezuela	40

Jaime Celorio	Senior Vice President, Chief Financial Officer	Mexico	36

Ana Maria de Arias	Senior Vice President, Human Resources and Administration	Panama	43

Manuel Mejía-Aoun	Head of Asset Management (Bladex Asset Management)	Panama	49

Jaime Rivera has served as a director of the Bank since 2004, when he was appointed Chief Executive Officer. He joined the Bank in 2002 as Chief Operating Officer. Previously, Mr. Rivera served in various capacities for Bank of America Corporation beginning in 1978, including Managing Director of the Latin America Financial Institutions Group in Miami and the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina, Uruguay and Guatemala, as Marketing Manager in Chile, and as Manager of Latin America Information Systems in Venezuela. He has held Board positions with the Council of the Americas, the Florida International Bankers’ Association, and the Latin American Agribusiness Development Corporation. Mr. Rivera is member of the International Advisory Committee (IAC) to the Board of Directors of the New York Stock Exchange.

Rubens V. Amaral Jr. became Executive Vice President, Chief Commercial Officer of the Bank in March 2004. He previously served as General Manager and Managing Director for North America of Banco do Brasil, New York Branch, since 2000. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, Executive General Manager of the International Division in Sao Paulo from 1998 to 2000, Deputy General Manager in the New York Branch in charge of the Trade Finance and Correspondent Banking Department from 1994 to1998, Head of Staff of the International Division from 1993 to 1994 and Advisor, Head of Department and General Manager in the Trade Finance Area at the International Department Division – Head Office from 1989 to 1993. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988.

Gregory D. Testerman has served as Executive Vice President, Senior Managing Director, Treasury & Capital Markets of the Bank since 2007. Mr. Testerman previously served as Senior Vice President, and Treasurer of the Bank from 2005 to 2006. Mr. Testerman served in various capacities with Banco Santander Central Hispano, S.A. from 1986 to 2003, including General Manager, Miami Agency, from 1999 to 2003, General Manager, Tokyo Branch and Country Manager in Japan from 1995 to 1999, Vice President, Head of Financial Control, Benelux and Asia Pacific, from 1991 to 1995, Second Vice President, Special Credit Valuation Assignment, London Branch, in 1991, Second Vice President, Treasury Operations Manager, Belgium, from 1989 to 1991, and Second Vice President, Management Reporting, Belgium, from 1986 to 1989. Mr. Testerman began his career with The Chase Manhattan Bank, N.A. as Assistant Treasurer in Belgium in 1986, and as he previously served at part of the Corporate Controllers Development Program in New York from 1984 to 1986.

Miguel Moreno became Executive Vice President, Chief Operating Officer on July 2007 after the replacement of Mr. Ernesto Bruggia. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for Price Waterhouse, Bogotá, Colombia from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA as Chief of the Organization and Systems Office, Colombia from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia from 1976 to 1977.

Miguel A. Kerbes has served as Senior Vice President, Chief Risk Officer for the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management from 2000 to 2002. He served as the Risk Officer, Southern Cone Area for Banco Santander, with domicile in Chile, from 1995 to 2000, overseeing the Country Risk Managers for the area. From 1992 to 1995 he served with Bank of Boston, Chile as the Risk Director for credit and treasury risks and as Senior Risk Officer. From 1989 to 1992, Mr. Kerbes participated in the start-up of ING Bank in Chile, continuing as its Risk Officer, with domicile in Chile. He had previously served with ING Bank in Uruguay and participated in the start-up of ING Bank in Argentina from 1982 to 1992.

Bismark E. Rodríguez became the Bank’s Controller on July 2007 after being appointed by the Bank in replacement of Mr. Miguel Moreno. Previously Mr. Rodriguez served as the Bank’s Vice President of the Internal Audit Department since 2004. Mr. Rodriguez also served as Senior Manager at PricewaterhouseCoopers in various capacities and countries from 1991 to 2003. Mr. Rodriguez is a Certified Internal Auditor (CIA), a Certified Financial Services Auditor (CFSA), and a Certified Control Self-Assessment Specialist (CCSA); all designations granted by The Institute of Internal Auditors (IIA).

Jaime Celorio was appointed Senior Vice President, Chief Financial Officer of the Bank, after the retirement of Mr. Carlos Yap in February 2008. Mr. Celorio previously served as Chief Financial Officer and Chief Administrative Officer for Merrill Lynch Mexico S.A. de C.V., Casa de Bolsa, Mexico from 2002 to 2007. Mr. Celorio served as Controller Associate of Emerging Markets in New York from 1998 to 2001, and served as a Controller Associate in Mexico from 1995 to 1998, both for the Goldman Sachs Group. Mr. Celorio also served in various capacities in PricewaterhouseCoopers, Mexico, from 1991 to 1994, as a Senior Auditor in the Audit Division, and as Supervisor in Financial Advisory Services.

Ana Maria de Arias has served as Senior Vice President of Human Resources and Administration since July 2007. Ms. Arias previously served as Senior Vice President of Human Resources and Corporate Operations of the Bank from 2004 to 2007. Prior to her employment with the Bank, she served as Vice President of Human Resources of Banco General, S.A., Panama from 2000 to 2004, and as Assistant Vice President of Human Resources from 1999 to 2000. She served in various capacities with the Panama Canal Commission, Panama from 1990 to 1999.

Manuel Mejía-Aoun, has served as Head of Asset Management of Bladex Asset Management, since November 2005. Mr. Mejía-Aoun has over 19 years investment experience in emerging markets. Prior to joining the Bank, he was Chief Executive Officer of Maxblue by of Deutsche Bank’s first personal financial consultancy business, focusing on the high net worth investors in Latin America. Prior that, he headed the Latin American Foreign Exchange and Local Money Markets Sales and Trading Group at Deutsche Bank. In 1995, Mr. Mejía-Aoun served as Chief Emerging Markets Strategist at Merrill Lynch covering fixed income securities in Latin America, Eastern Europe, Africa and Asia. From 1987 to 1995, he established and headed the Emerging Markets Trading Group at Merrill Lynch.

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that this “Compensation of Executive Officers and Directors” be included in the Bank’s Proxy Statement for 2008.

Executive Officers Compensation

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the executive officers employed in the Bank’s Head Office as a group for services in all capacities was $2,587,413. During the fiscal year ended December 31, 2007, the Bank accrued, and in February 12, 2008 paid, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $1,585,000. At December 31, 2007, the total amount set aside or accrued by the Bank to provide pension, retirement or similar benefits for executive officers was approximately $651,389.

In addition, the aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the executive and non-executive employees of Bladex Asset Management, Inc. a wholly owned subsidiary of Bladex Holdings, Inc. which is in turn a wholly owned subsidiary of the Bank, as a group, for services in all capacities, was $730,579. During the fiscal year ended December 31, 2007, the Bank accrued, and on February 12, 2008 paid, performance-based bonuses to this group of executives in the aggregate amount of $3,225,000.

The aggregate number of stock options awarded during the year ended December 31, 2007 to executive officers and other non-executive employees of the Bank as a group under the Bank’s 2006 Stock Option Plan was 188,634, representing a total compensation cost of $889,956, of which $281,022 was charged against income in 2007, and $635,223 will be charged to income over a period of 3.12 years. The options granted have a vesting period of four years and are based on the level of achievement by the Bank’s executive officers measured against established corporate financial performance goals. The 2006 Stock Option Plan was discontinued by the Board on February of 2008. Options granted under this plan have an exercise price of $16.34 and will expire on February 13, 2014.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary and deposited in a savings account with the Bank, earning interest at market rates until March, 2007, when the Bank transferred all contributions to a trust administered by an independent third party. During the year 2007, the Bank charged to salaries expense $175,466 with respect to this plan. As of December 31, 2007 the accumulated liability payable under this contribution plan amounted to $381,760.

2007 Chief Executive Officer Compensation

The 2007 compensation of the Bank's Chief Executive Officer included a base salary of $300,000, a performance-based cash bonus of $286,000, a performance-based stock option grant with a value of $250,000, a retirement plan that included a contribution from the Bank of $21,310 during 2007, and other benefits amounting to $8,570. In addition, the Chief Executive Officer has a contractual severance payment in case of termination without cause of $300,000.

Board of Directors Compensation

On July 2007, the Board adopted a new compensation policy for non-employee directors. Each non-employee director of the Bank receives an annual cash retainer of $40,000 for his services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $85,000. This annual retainer covers seven Board and/or stockholders meetings. When the Board has met more than seven times, the Bank will pay each director an attendance fee of $1,500 for each additional Board and/or stockholders meeting. The Chairman of the Board is eligible to receive an additional 50% for each such additional Board, stockholders or Committee meeting attended.

The Chair of the Audit and Compliance Committee receives an annual committee retainer of $20,000 and the Chairs of the Assets and Liabilities Committee, Nomination and Compensation Committee and Credit Policy and Risk Assessment Committee receive an annual committee retainer of $15,000. The non-Chair members of the Audit Committee receive an annual committee retainer of $10,000 and the non-Chair members of the Assets and Liabilities, Nomination and Compensation and Credit Policy and Risk Assessment Committees each receive an annual committee retainer of $7,500. These annual retainers cover seven Audit Committee meetings and six Assets and Liabilities, Nomination and Compensation and Credit Policy and Risk Assessment Committee meetings. When the Audit Committee has met more than seven times and the Assets and Liabilities, Nomination and Compensation and Credit Policy and Risk Assessment Committees have met more than six times, the Bank will pay an attendance fee of $1,000 for additional committee meetings. The Chair of each committee of the Board is eligible to receive an additional 50% for each additional committee meeting attended.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2007 to the directors of the Bank as a group for their services as directors was $738,000.

On July 2007, the Board amended the Bank’s restricted stock plan (the “Board Restricted Stock Plan”). Under the amended terms of the Board Restricted Stock Plan, each non-employee director of the Bank is awarded annually a number of shares of class E common stock equal to the number that results from dividing $50,000 ($75,000 in the case of the Chairman of the Board) by the market price of a class E share on the date the award is made.

The aggregate number of restricted stock awarded during the year ended December 31, 2007 to non-employee directors of the Bank as a group under the Board Restricted Stock Plan was 22,240 class E shares and the compensation expense charged against income in 2007 relating to such issuances was $42,929 and $431,895 will be charged to income over a period of 4.55 years.

In addition, the aggregate number of options awarded during the year ended December 31, 2007 to non-employee directors under the Bank’s 2006 Stock Option Plan was 20,131, representing a total compensation cost of $94,976, of which $20,947 was charged against income in 2007, and $74,029 will be charged to income over a period of 3.12 years.

2008 Stock Incentive Plan

On February 12, 2008, the Board of Directors approved the 2008 Stock Incentive Plan (the “2008 Plan”). The 2008 Plan replaces the 2006 Stock Option Plan and the Board Restricted Stock Plan. The 2008 Plan covers non-executive directors, executive officers and other employees of the Bank and gives the Board greater flexibility to grant stock options, restricted stock units, restricted stock grants, dividend equivalent rights and stock appreciation rights, under terms and conditions to be determined from time to time by the Board and specified in the award agreements.

On February 12, 2008, the Bank awarded an aggregate number of 39,239 restricted stock units and 172,106 stock options to executive officers of the Bank. An additional aggregate number of 13,743 restricted stock units and 60,297 stock options were granted to other non-executive employees of the Bank on February 12, 2008. The stock options granted have an exercise price of $15.43 and will expire on February 12, 2015. The restricted stock units have a four year cliff vesting period.

No grants have been made to directors of the Bank under the 2008 Plan to this date.

Beneficial Ownership

As of December 31, 2007, the Bank’s executive officers and directors, as a group, owned an aggregate of 59,246 class E shares, which was approximately 0.2% of all issued and outstanding class E shares.

The following tables set forth information regarding the number of shares, stock options, deferred equity units, and indexed stock options owned by the Bank’s executive officers as of December 31, 2007, as well as the restricted stock units and stock options granted in February 2008 under the 2008 Plan.

Name and Position of Executive Officer	Number of Shares Beneficially Owned as of Dec. 31, 2007	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2007	Stock Options (1)	Deferred Equity Units (2)	Indexed Stock Options (3)	2008 Stock Plan Restricted Stock Units (4)	2008 Stock Plan Options (4)

Jaime Rivera Chief Executive Officer	1,400	0	52,989	770	155,709	9,721	42,636

Rubens V. Amaral Jr. Executive Vice President Chief Commercial Officer	0	0	26,494	0	102,638	8,101	35,530

Gregory D. Testerman Executive Vice President Senior Managing Director, Treasury & Capital Markets	0	0	21,195	0	20,998	9,397	41,215

Miguel Moreno Executive Vice President Chief Operating Officer	2,000	0	10,597	597	35,757	5,184	22,739

Miguel A. Kerbes Senior Vice President, Chief Risk Officer	0	0	19,646	621	29,830	3,240	14,212

Bismark E. Rodríguez L. Senior Vice President, Controller	0	0	0	0	0	1,296	5,684

Carlos Yap S. (5) Senior Vice President, Chief Financial Officer	0	0	21,163	545	26,574	0	0

Jaime Celorio, Senior Vice President, Chief Financial Officer	0	0	0	0	0	437	1,918

Ana Maria de Arias Senior Vice President, Human Resources and Administration	590	0	10,597	0	21,176	1,863	8,172

Total (6)	3,990	0	162,681	2,533	392,682	39,239	172,106

(1)
Includes 137,768 stock options granted to executive officers on February 13, 2007 under the 2006 Stock Option Plan and 24,913 stock options granted under the Bank's 1995 and 1999 Stock Option Plans. In addition, an aggregate amount of 34,970 stock options were granted to other non-executive employees and 15,896 were granted to Mr. Ernesto Bruggia, who resigned as the Bank’s Chief Operations Officer in July 2007, under the 2006 Stock Option Plan.

(2)
Deferred equity units granted under the Bank's Deferred Compensation Plan (The “DC Plan”). In addition, as of the date hereof, there are 1,894 outstanding units that were granted to former executive officers of the Bank under the DC Plan.

(3)	An aggregate amount of 23,549 stock options were granted to other non-executive employees and 37,992 stock options were granted to Mr. Ernesto Bruggia, under the Bank’s 2004 Indexed Stock Option Plan.
(4)	In addition, an aggregate amount of 60,297 stock options and 13,743 restricted stock units were granted to other employees of the Bank on February 12, 2008.
(5)
Mr. Carlos Yap, who resigned as the Bank’s Chief Financial Officer in February 22, 2008, is eligible to exercise 15,163 stock options, granted under the Bank’s 1995 and 1999 Stock Option Plans, by May 22, 2008. 6,000 stock options granted to Mr. Yap under these same plans were forfeited on February 6, 2008. In addition, Mr. Yap is eligible to exercise 10,498 indexed stock options by June 1, 2008. 16,076 indexed stock options granted to Mr. Yap under this plan, were forfeited on February 22, 2008.

(6)	The executive and non-executive employees of Bladex Asset Management, Inc. are not eligible to receive grants under the 2008 Plan.

The following table sets forth information regarding ownership of the Bank’s shares by members of its Board, including restricted shares, indexed stock options and stock options, held as of December 31, 2007.

Name of Director	Number of Shares Beneficially Owned as of December 31, 2007 (1)	Number of Shares that may be Acquired within 60 Days of Dec. 31, 2007	Stock Options	Restricted Shares(2)	Indexed Stock Options

Guillermo Güémez García (3)	0	0	0	0	0
Santiago Perdomo Maldonado	5,191	0	2,119	5,191	5,960
José Maria Rabelo (4)	0	0	0	0	0
Will C. Wood	7,191	0	2,119	5,191	5,960
Mario Covo	5,191	0	2,119	5,191	5,960
Herminio Blanco	4,186	0	2,119	4,186	5,960
William Hayes	12,986	0	2,119	4,186	5,960
Maria da Graça França	2,341	0	0	2,341	0
Gonzalo Menéndez Duque	7,788	0	3,179	7,788	8,942
Total	44,874	0	13,774	34,074	38,742

(1)	Includes class E shares held under the Board Restricted Stock Plan.
(2)
Under the Board Restricted Stock Plan, directors receiving restricted shares will have all the rights of stockholders of the Bank, except that all such shares will be subject to restrictions on transferability, which will lapse on the fifth anniversary of the award date.

(3)
5,191 class E shares corresponding to Mr. Güémez’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco de Mexico. In addition, an aggregate number of 2,119 stock options to which Mr. Güémez was entitled under the 2006 Stock Option Plan have been granted to Banco de Mexico.

(4)	2,341 class E shares corresponding to Mr. Rabelo’s entitlement under the Board Restricted Stock Plan have been issued to his employer, Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 14 to the audited financial statements of the Bank for the fiscal year ended December 31, 2007.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level and the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and to verify compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE's Listed Company Manual/Corporate Governance Rules on its website at www.bladex.com/Investors Center/Corporate Governance.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Exportaciones, S.A.
c/o Mr. Gonzalo Menéndez Duque
Director and Chairman of the Board of Directors
Calle 50 and Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama.

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide stockholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at www.bladex.com/Investors Center/Corporate Governance, under “Corporate Governance – Private Filing of Reports”.

Transactions with Related Persons

Certain directors of the Bank are executive officers of banks and/or other institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other institutions own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions of which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which such institutions are domiciled.

AUDIT AND COMPLIANCE COMMITTEE REPORT

As described more fully in its charter, the purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the process of internal and external audit, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s ethics code. The Audit and Compliance Committee also is responsible for the appointment, compensation, and oversight of the Bank’s independent auditors, Deloitte, including the resolution of disagreements regarding financial reporting between the Bank’s management and such independent auditors.

The Board of Directors has determined that all members of the Audit and Compliance Committee are independent based upon the standard adopted by the Board, which incorporate the independence requirements under applicable laws, rules and regulations.

Management has primary responsibility for the preparation, presentation and integrity of the Bank’s consolidated financial statements, the designing and execution of internal controls and procedures to ensure compliance with accounting standards and applicable laws and regulations, and the assessment of the effectiveness of the Bank’s internal control over financial reporting. Deloitte is responsible for performing an integrated audit of the Bank’s consolidated financial statements and its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board and is required to report directly to the Audit and Compliance Committee. The Audit and Compliance Committee’s responsibility is to monitor and oversee these processes.

The Audit and Compliance Committee meetings facilitate communication among of the Audit and Compliance Committee, management, the internal auditors, and the Bank’s independent auditors. The Audit and Compliance Committee separately meets with each of the internal and independent auditors, with or without management to discuss the results of their examination and their observations and recommendations regarding the Bank’s internal controls. The Committee also has reviewed and discussed the Bank’s audited consolidated financial statements with the Board and management. Management has represented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with U.S. GAAP. The Audit and Compliance Committee discussed with Deloitte the matters required to be discussed by Statement of Auditing Standards No.61, Communications with Audit Committees, as amended. In addition, Deloitte provided the Audit and Compliance Committee with the written disclosures and letter required by Independence Standards Board Standard No.1, Independence Discussions with Audit Committees, and the Audit and Compliance Committee has discussed with Deloitte that firm’s independence from the Bank.

Based on the review and discussions of the Bank’s audited consolidated financial statements and discussions with management and Deloitte, the Audit and Compliance Committee recommended to the Board that the audited financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2007 for filing with the SEC.

Respectfully submitted,

Audit and Compliance Committee

Will C. Wood, Chairman
Gonzalo Menéndez Duque
Santiago Perdomo Maldonado
Maria da Graça França

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Any proposals that a stockholder wishes to have included in the Bank’s proxy statement for the 2009 annual meeting of stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 15, 2009. In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee to allow the Nomination and Compensation Committee of the Board to evaluate the nominee.

OTHER MATTERS

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Ricardo Manuel Arango
Secretary

March 14, 2008